Exhibit 99.1

PRESS RELEASE

MeaTech 3D Announces Initiation of Food Technology Development Activities in Europe

Ness Ziona, Israel, April 20, 2021 – MeaTech 3D Ltd. (Nasdaq and TASE: MITC), a technology company focused on developing cultured meat production capabilities including its proprietary three-dimensional printing technology, biotechnology processes, and customizable manufacturing processes for slaughter-free real meat manufacturing, today announced that its wholly-owned subsidiary, MeaTech Europe, has commenced food technology development activities, with an initial focus on hybrid foods, which are food offerings composed of both plant and cultured fat and/or protein ingredients.

One of MeaTech Europe’s main activities will be food technology development on behalf of the MeaTech group of companies. The initial focus will be to facilitate the development of a variety of hybrid food offerings based on chicken fat from MeaTech 3D’s recently acquired Antwerp-based subsidiary Peace of Meat BV. Food technology development activities will focus on enhancing Peace of Meat’s cultured chicken cell products, including optimizing key aspects like taste, texture, flavor, mouthfeel, and nutrition.

Peace of Meat has already performed several taste tests that have demonstrated the potential of cultured chicken fat to improve the properties of plant-based protein products. MeaTech Europe will build on this proof-of-concept product to develop hybrid products that are tailored to meet consumer tastes and preferences. Bovine and avian cell research and development, as well as scaling of technologies, will continue to be performed at MeaTech 3D and Peace of Meat, respectively.

Sharon Fima, MeaTech’s Chief Executive Officer, said, “We are excited to kick off food development activities at MeaTech Europe, representing a key step towards commercializing cultured products.  Tailoring our offerings to consumer preferences is imperative, which is why this will be MeaTech Europe’s initial pursuit, while MeaTech 3D and Peace of Meat continue to focus on advanced cellular agriculture development and scaling of the Company’s core offerings.

“2020 proved to be a tremendous year for plant-based products, with total industry sales reaching $7 billion in the United States alone. We expect hybrid products to be the next step in the evolution of alternative proteins, and Peace of Meat’s cultured chicken fat may prove to be a game changer in this category, where it may improve the taste, texture, and mouthfeel of plant-based alternative meats. We want to ensure that plant-based producers looking to improve key qualities of their offerings can seamlessly incorporate our cultured fat ingredients.”
Hybrid nugget served at Peace of Meat’s public cultured meat tasting. Twenty percent of the nugget was composed of Peace of Meat’s cultured chicken fat.

About MeaTech 3D

MeaTech 3D commenced activities in 2019, with the aim of developing and scaling cultured meat production capabilities. To realize its vision of sustainably producing slaughter-free real meat, MeaTech 3D is developing proprietary three-dimensional bioprinting technology, biotechnology processes and customizable manufacturing processes as well as pursuing synergistic acquisitions to accelerate development. The Company’s ADSs are listed on the Nasdaq Capital Market under the ticker symbol "MITC". Its ordinary shares are traded on the Tel Aviv Stock Exchange under the ticker symbol "MITC."

For more information, please visit https://www.meatech3d.com/

MeaTech 3D owns 100% of MeaTech Europe and 100% of Peace of Meat.

MeaTech Europe is overseeing and managing food technology development activities.

About Peace of Meat

Peace of Meat was established in Belgium in 2019 and is developing cultured chicken fat directly from animal cells without the need to grow or kill animals. The company believes that its innovative technology has the potential to support an industrial process to produce cultured chicken fat. Peace of Meat entered into a number of scientific and commercial collaborations, in the process of positioning itself as a future B2B provider, with the potential to cover the entire value chain and to accelerate research and production processes in the industry and has conducted taste tests for hybrid products it has developed.

Forward-Looking Statements
This press release contains forward-looking statements. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including market and other conditions. MeaTech undertakes no obligation to update any such forward-looking statements after the date hereof to conform to actual results or changes in expectations, except as required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:

Alan Rainier Rainier Communications alanryan@rainierco.com	Megan Paul Edison Group mpaul@edisongroup.com	Ehud Helft Edison Israel ehelft@edisongroup.com